January 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Joanna Lam and Craig Arakawa

Re:	Premium Resources Ltd. Form 10-K for the Fiscal Year Ended December 31, 2023 Form 10-Q for Fiscal Quarter Ended September 30, 2024 Response dated December 20, 2024 File No. 000-14740

Dear Joanna Lam and Craig Arakawa:

I am submitting this letter on behalf of Premium Resources Ltd. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter, dated January 8, 2025 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023, filed with the SEC on June 28, 2024 (the “10-K”), and the Company’s Form 10-Q for Fiscal Quarter Ended September 30, 2024, filed with the SEC on November 14, 2024.

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Selected Financial Data, page 26

1.	We note your response to comment 3 and understand that you will revise your disclosures related to your non-GAAP measure, “Investments in exploration and evaluation of assets” in future filings to comply with Item 10(e) of Regulation S-K. Please provide us with your proposed revisions in your response using figures from the fiscal year ended December 31, 2023.

The Company respectfully acknowledges the Staff’s comment and concurs the measure labeled as “Investment in exploration and evaluation assets” is a non-GAAP measure as currently presented. The Company hereby advises the Staff that if it were to revise its disclosures in the 10-K, it would eliminate the measure altogether as reflected in the updated Selected Financial Information table included following comment number 2 below.

Securities and Exchange Commission

January 24, 2025

2.	We note your response to comment 4 indicates that you will correct the information in your selected financial data related to total assets and liabilities in future filings. Please provide the proposed revisions in your response using figures from the fiscal year ended December 31, 2023.

The Company respectfully acknowledges the Staff’s comment. Included below is the Selected Financial Information disclosure included in the 10-K with the corrected amounts.

Selected Financial Information

The following amounts are derived from the Company’s consolidated financial statements prepared under US GAAP.

* * *

Securities and Exchange Commission

January 24, 2025

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (416) 587-6427.

Sincerely,

/s/ Peter Rawlins
Senior Vice President & Chief Financial Officer

PREMIUM RESOURCES LTD.

cc:	Via Email Thomas M. Rose, Troutman Pepper Locke LLP Nicole A. Edmonds, Troutman Pepper Locke LLP